Exhibit 99.1

BELLUS Health Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

BELLUS Health Announces Completion of Enrollment in Phase 2 RELIEF Trial of BLU-5937 for the Treatment of Refractory Chronic Cough
- On track to report topline data from the RELIEF trial in mid-2020 -
LAVAL, Quebec, March 19, 2020 – BELLUS Health Inc. (Nasdaq: BLU; TSX: BLU) (the “Company” or “BELLUS Health”), a clinical-stage biopharmaceutical company developing novel therapeutics for the treatment of chronic cough and other hypersensitization-related disorders, today announced that it has completed patient enrollment for the RELIEF trial, its dose-escalation, placebo-controlled Phase 2 trial of BLU-5937 in patients with refractory chronic cough.
“Completing patient enrollment for the RELIEF trial is an important achievement in the BLU-5937 development program,” said Roberto Bellini, President and CEO of BELLUS Health. “BLU-5937 has the potential to address a significant unmet medical need in chronic cough, and we believe our compound may be better tolerated than competitor candidates due to its high selectivity, potentially reducing cough frequency with little to no taste alteration. We're looking forward to reporting results from this trial in mid-2020.”
The RELIEF trial is a 2-arm dose-escalation, placebo-controlled, and crossover design to assess the efficacy, safety, and tolerability of BLU-5937, a highly selective P2X3 antagonist, at four doses: 25, 50, 100 and 200 mg, administered orally, twice-daily (BID). A total of 68 patients with refractory chronic cough have been enrolled at 16 clinical sites in the United Kingdom and United States. 75% of the enrolled patients have already completed dosing. The Company intends to report top-line data from the RELIEF trial in mid-2020. Further details on BELLUS Health’s RELIEF trial for BLU-5937 can be found at https://clinicaltrials.gov/ct2/show/NCT03979638.
About BLU-5937
BLU-5937, a highly selective P2X3 antagonist - ( >1500 fold) for human P2X3 receptors, which are implicated in chronic cough, versus P2X2/3 receptors, which play a major role in taste - has the potential to be an important treatment option for chronic cough, chronic pruritus and other hypersensitization-related disorders.
The P2X3 receptor in the cough reflex pathway is a rational target for treating chronic cough, and it has been validated in multiple clinical trials with different P2X3 antagonists. With a low-selectivity P2X3 antagonist therapy for chronic cough, an adverse effect on taste perception is a well-known and widely-documented tolerability issue. The Company believes that its highly selective P2X3 antagonist can also reduce coughing in patients with chronic cough, while maintaining taste function, by not inhibiting P2X2/3 receptors. This hypothesis has been validated in a recent clinical trial with a more selective antagonist of P2X3; however, BLU-5937 is the most selective of the P2X3 antagonists currently being studied.
In addition to chronic cough and chronic pruritus, BLU-5937 may also have broad applicability across other afferent hypersensitization-related disorders, potentially enabling the Company to build a pipeline of therapies using its P2X3 platform. BELLUS Health is exploring how P2X3 activation can contribute to irritation and pain, and whether inhibition of P2X3 receptors can help treat these afferent hypersensitization-related disorders.

BELLUS Health Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7
About BELLUS Health
BELLUS Health is a clinical-stage biopharmaceutical company developing novel therapeutics for the treatment of chronic cough and other hypersensitization-related disorders. The Company’s product candidate, BLU-5937, is being developed for the treatment of chronic cough and chronic pruritus.
Chronic cough, the lead indication for BLU-5937, is a cough lasting more than eight weeks and is associated with significant adverse physical, social and psychosocial effects on health and quality of life. It is estimated that approximately 26 million adults in the United States suffer from chronic cough with more than 2.6 million having refractory chronic cough lasting for more than a year. There is no specific therapy approved for refractory chronic cough and treatment options are limited.
Chronic pruritus, commonly known as chronic itch, is an irritating sensation that leads to scratching, and persists for longer than six weeks, which can be debilitating and has a significant impact on quality-of-life. It is a hallmark of many conditions, including atopic dermatitis (“AD”). It is estimated that chronic pruritus associated with AD affects more than 16.9 million adults in the United States.

Forward-Looking Statements
Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute "forward-looking statements" within the meaning of Canadian securities legislation and regulations and other applicable securities laws. Such statements, based as they are on the current expectations of management, inherently involve numerous important risks, uncertainties and assumptions, known and unknown, many of which are beyond BELLUS Health's control. Such statements include, but are not limited to, the potential of BLU-5937 to successfully treat chronic cough, chronic pruritus and other hypersensitization-related disorders, BELLUS Health’s expectations related to its preclinical studies and clinical trials, including the timing and results for the BLU-5937 Phase 2 RELIEF trial and its chronic pruritus program, the potential  patient  tolerance  of  BLU-5937  as  compared  to  other  competitor  candidates  and  the potential applicability of BLU-5937 and BELLUS Health’s P2X3 platform to treat other disorders. Risk factors that may affect BELLUS Health’s future results include but are not limited to: the ability to expand and develop its project pipeline, the ability to obtain adequate financing, the impact of general economic conditions, general conditions in the pharmaceutical industry, the impact of the COVID-19 pandemic on its operations, changes in the regulatory environment in the jurisdictions in which BELLUS Health does business, stock market volatility, heavy dependence on licensed intellectual property, fluctuations in costs, changes to the competitive environment due to consolidation, achievement of forecasted burn rate, potential payments/outcomes in relation to indemnity agreements and contingent value rights, achievement of forecasted preclinical study and clinical trial milestones, reliance on third parties to conduct preclinical studies and clinical trials for BLU-5937 and that actual results may vary once the final and quality-controlled verification of data and analyses has been completed. In addition, the length of BELLUS Health's product candidate's development process, its market size and commercial value, as well as the sharing of proceeds between BELLUS Health and its potential partners from potential future revenues, if any, are dependent upon a number of factors. Moreover, its growth and future prospects are mainly dependent on the successful development, patient tolerability, regulatory approval, commercialization and market acceptance of its product candidate BLU-5937 and other products. Consequently, actual future results and events may differ materially from the anticipated results and events expressed in the forward-looking statements. BELLUS Health believes that expectations represented by forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The reader should not place undue reliance, if any, on any forward-looking statements included in this news release. These forward-looking statements speak only as of the date made, and BELLUS Health is under no obligation and disavows any intention to update publicly or revise such statements as a result of any new information, future event, circumstances or otherwise, unless required by applicable legislation or regulation. Please see BELLUS Health's public filings with the Canadian securities regulatory authorities, including, but not limited to, its Annual Information Form, and the United States Securities and Exchange Commission for further risk factors that might affect BELLUS Health and its business.

BELLUS Health Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

FOR MORE INFORMATION, PLEASE CONTACT:
Investors:
BELLUS Health
François Desjardins
Vice-President, Finance
450-680-4525
fdesjardins@bellushealth.com

Solebury Trout
Chad Rubin
646-378-2947
crubin@troutgroup.com

Media:
Solebury Trout
Joshua R. Mansbach
646-378-2964
jmansbach@troutgroup.com
SOURCE: BELLUS Health Inc.